United States securities and exchange commission logo





                             June 11, 2021

       Robert Chmiel
       Chief Financial Officer
       GPB Automotive Portfolio, LP
       535 W. 24th Street, 6th Floor
       New York, NY

                                                        Re: GPB Automotive
Portfolio, LP
                                                            Registration
Statement on Form 10-12G
                                                            Filed May 14, 2021
                                                            File No. 000-56285

       Dear Mr. Chmiel:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G filed May 14, 2021

       Industry and Market Data, page 6

   1. We note your statement, "Although we believe that these independent sources are reliable, we have not
independently verified and cannot assure you as to the accuracy or completeness of this
information. As a result, you should be aware that the market and industry data contained
herein, and our beliefs and estimates based on such data, may not be reliable." Under the
federal securities laws, the company is responsible for all
                                                        information contained
within its registration statement and should not include language that suggests
otherwise. Therefore, please amend your filing to delete your statement that your beliefs and
estimates may not be reliable.
 Robert Chmiel
FirstName  LastNameRobert   Chmiel
GPB Automotive   Portfolio, LP
Comapany
June       NameGPB Automotive Portfolio, LP
     11, 2021
June 11,
Page 2 2021 Page 2
FirstName LastName
Item 1. Business
Recent Events
Appointment of Monitor, page 8

2. We note your disclosure that "[t]he Monitor is required to assess the Partnership's operations and business, and make recommendations to the court." Please amend your disclosure to clarify whether the Monitor was required to approve the filing of this registration statement, and if so, whether you have sought and obtained approval from the
         Monitor.
Our Business
Franchise Agreements with Manufacturers, page 13

3. We note your disclosure that "[a]t this time, certain of our dealerships have received notices of termination or threatened notices of termination from certain manufacturers, and our dealerships are attempting to negotiate a resolution of the underlying disputes with such manufacturers." Please amend your disclosure to include a more detailed description of these disputes, including the number of your dealerships subject to these disputes, and the status of your efforts to resolve the same.
4. You disclose that "[s]ome of these framework agreements give the manufacturer or distributor the right to acquire, at fair market value, or the right to compel us to sell, the automotive dealerships franchised by that manufacturer or distributor in the event of . . .
         other adverse legal actions." Please amend your filing to clearly disclose whether the legal proceedings described throughout your filing qualify as "other adverse legal actions"
         under your master framework agreements, and if so, whether distributors have taken any actions against you pursuant to these agreements.
Item 1A. Risk Factors
Risks Related to Our Business
"Our dealerships are parties to framework, franchise and other related agreements . . . .", page 23

5. We note that you are currently party to litigation with two manufacturers and that you have received additional termination notices from a manufacturer. Please tell us your consideration of disclosing the amount of revenue generated from these manufacturers'
         agreements in the periods being presented.
Risk Related to the Partnership and Operating Strategy
"Our Limited Partners may not receive distributions . . .", page 29

6. You disclose that distributions can be made out of "any working capital," and that "[t]he
         Partnership historically made Class A ordinary distributions at a targeted rate of 8% of
         each Limited Partners    Units per annum." Please clarify whether the
distributions to
         Limited Partners are cash distributions or distributions of securities.
 Robert Chmiel
FirstName  LastNameRobert   Chmiel
GPB Automotive   Portfolio, LP
Comapany
June       NameGPB Automotive Portfolio, LP
     11, 2021
June 11,
Page 3 2021 Page 3
FirstName LastName
Risks Related to the Units
Regulation under the Investment Company Act of 1940, page 38

7. You disclose that "[t]he Partnership conducts its operations in a manner so that it will either (i) qualify for an applicable exemption from registration as an investment company, or (ii) not meet the definition of an 'investment company' under the 1940 Act and not be required to register under the 1940 Act." Please tell us whether you currently conduct your operations pursuant to an applicable exemption, or whether you do not meet the definition of an "investment company" for purposes of the 1940 Act. Management's Discussion and Analysis of the Results of Operations and Financial Condition
Comparison of the years ended December 31, 2020 and 2019
Revenues, page 45

8. You disclose that the decrease in revenues was primarily attributable to closures and reduced customer traffic, and the table on page 12 indicates that your number of dealerships and number of franchises has been decreasing since December 31, 2018.
         Please amend your disclosure to state whether this is a trend that you expect to continue in future periods. See Item 303(b)(2)(ii) of Regulation S-K.
Liquidity and Capital Resources, page 48

9.       We note your disclose that the Partnership   s subsidiaries are party
to financing agreements
         with M&T Bank, J.P. Morgan Chase, Ford Motor Credit Company, Ally Bank and Ally
         Financial, GM Financial (   GMF   ), and Truist Financial, and you
discuss the financing
         available and related interest rates in the aggregate and as a range, respectively. Please amend your disclosure to separately discuss the terms of all your financing agreements, including the principal, amount of financing available, interest rates, and maturity dates of each agreement.
Item 6. Executive Compensation
Summary Compensation Table, page 67

10. We note that for 2019 and 2020 Mr. Jovan Sijan received a bonus. We also note that the
         Highline Executive Compensation table on page 69 indicates that Rob Chmiel and Nico
         Gutierrez received bonuses in 2020. Please explain in greater detail how you calculated the annual incentive bonus for Mr. Sijan, Mr. Chmiel, and Mr. Gutierrez. Please note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation.
Item 8. Legal Proceedings
Actions Asserted Against GPB and Others, Not Including the Partnership Actions Asserted Against GPB and Others, Including the Partnership, page 80

11. We note your discussion of the various legal proceedings asserted by several plaintiffs,
 Robert Chmiel
GPB Automotive Portfolio, LP
June 11, 2021
Page 4
         including the type of relief sought. Please quantify the relief sought by the plaintiffs in these actions, if material and estimable.
Description of Registrant's Securities to Be Registered, page 88

12. Based on your cover page disclosure, it appears that you are registering pursuant to
         Section 12(g) of the Act, your Class A Limited Partnership Units and your Class A-
         1 Limited Partnership Units. Please amend your disclosure in this section to clearly state the title of each class of securities you are registering, and describe the rights and preferences thereof. See Item 202 of Regulation S-K.
Item 13. Financial Statements and Supplementary Data, page 94

13. Please revise your filing to include unaudited interim financial statements as required by Rule 3-12 of Regulation S-X, for the interim period ended March 31, 2021. Make conforming changes throughout your filing, including to Management's Discussion and
         Analysis of the Results of Operations and Financial Condition.
Note 2: Summary of Significant Accounting Policies
Risks and Uncertainties, page F-20

14. We note that your dealerships are significantly dependent on relationships with vehicle manufacturers. We also note that new vehicle sales generate the majority of your dealerships' total revenue and that your new vehicle sales operations expose you to manufacturer concentration risks. Please tell us your consideration of providing quantitative information regarding the concentration of revenue generated per manufacturer. Refer to ASC 275-10-50-18.
General

15. Please be advised that your registration statement will automatically become effective sixty days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your
FirstName LastNameRobert Chmiel
       comments. If you do not wish to incur those obligations until all of our comments are
Comapany    NameGPB
       resolved, you mayAutomotive   Portfolio,
                            wish to consider    LP
                                             withdrawing your registration
statement and
       resubmitting
June 11, 2021 Page 4a new registration statement when you have revised your document.
FirstName LastName
 Robert Chmiel
FirstName  LastNameRobert   Chmiel
GPB Automotive   Portfolio, LP
Comapany
June       NameGPB Automotive Portfolio, LP
     11, 2021
June 11,
Page 5 2021 Page 5
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Nasreen Mohammed at (202) 551-3773 or Theresa Brillant at (202)
551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at (202) 551-3342 or Katherine Bagley at
(202) 551-
2545 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:      Jonathan Awner